December 5, 2008
Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Pentair, Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended September 27, 2008
File No. 0-04689
Dear Mr. Vaughn:
On behalf of Pentair, Inc., I am writing in response to the staff’s comments with respect to the above-referenced filings from your letter dated November 7, 2008.
Set forth below are the headings and numbered paragraphs from the staff’s November 7th letter, each of which is immediately followed by Pentair’s response, including any required supplemental information.
Form 10-K for year ended December 31, 2007
Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 22
Contractual Obligations Table, page 36
1.	We note your disclosure here regarding your long term obligations related to your pension and post retirement benefit plans. Please revise future filings to disclose the amount of payments you expect to make related to these other long-term liabilities. Refer to Item 303(A)(5) of Regulation S-K.
Response:

We will revise our December 31, 2008 Form 10-K to disclose the amount of payments we expect to make related to our pension and post retirement benefit plans based on the same assumptions we use for purposes of the contribution disclosure contained in Note 11 of the notes to consolidated financial statements in our Form 10-K.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 39

2.	We note your disclosure here that counterparties to all your derivative contracts are major financial institutions, thereby minimizing the risk of credit loss. As appropriate, please tell us and revise this discussion in future filings to provide details on how the current economic climate impacts your derivative contracts. For example, discuss in greater detail the risk associated with the potential failure of any counterparties to your derivative contracts, including how any such failure could impact your future results of operations.
Response:

Based on current interest rates, we are in a net pay position and the fair value of our swap agreements are in a liability position. As more fully described in Note 9 of the notes to consolidated financial statements in our Form 10-K, our derivative contracts are comprised of interest rate swap agreements in which we swap variable interest rate payments for fixed interest rate payments. The $105 million interest rate swap agreement is with JP Morgan. The $100 million interest rate swap agreement is divided between SunTrust Bank with $40 million and $20 million each with JP Morgan, Wells Fargo and PNC Bank. Currently, these financial institutions are rated AA- or higher by Standard & Poors. Failure of one or more of our swap counterparties would result in the loss of any potential benefit to us of the interest rate swap agreement. In this case, we would continue to be obligated to pay the variable interest payments per the underlying debt agreements which are at variable interest rates of 3 month LIBOR plus .50% for $105 million of debt and 3 month LIBOR plus .60% for $100 million of debt. Additionally, failure of one or all of our swap counterparties would not eliminate our obligation to continue to make payments under our existing swap agreements if we continue to be in a net pay position.
In future filings we will add the following language regarding counterparty risk (add in both Note 9 and Item 7A of our Form 10-K):
Failure of one or more of our swap counterparties would result in the loss of any potential benefit to us of the swap agreement. In this case, we would continue to be obligated to pay the variable interest payments per the underlying debt agreements which are at variable interest rates of 3 month LIBOR plus .50% for $105 million of debt and 3 month LIBOR plus .60% for $100 million of debt. Additionally, failure of one or all of our swap counterparties would not eliminate our obligation to continue to make payments under our existing swap agreements if we continue to be in a net pay position.
3.	We note from your foreign currency risk disclosure that you are primarily exposed to the euro, but you have not provided the quantitative disclosure regarding your foreign currency risk. Please revise your disclosure in future filings to provide quantitative disclosures in one of the three disclosure formats required by Item 305(a) of Regulation S-K.

Response:

We will revise disclosures in our December 31, 2008 Form 10-K to provide quantitative disclosures regarding our foreign currency risk in one of the three disclosure formats, as required by Item 305(a) of Regulation S-K.
Financial Statements, page 42
Note 1 – Summary of Significant Accounting Policies, page 47
Goodwill and Identifiable Intangible Assets, page 50
4.	Please revise future filings to disclose additional details regarding your accounting for goodwill. Specifically, please address the following:
•	Discuss how you evaluate goodwill for impairment. Refer to paragraphs 19-22 of SFAS 142.

•	Disclose how many reporting units you have identified in accordance with paragraphs 30-31 of SFAS 142.

•	Disclose additional details regarding the results of your goodwill impairment analysis. For example, disclose whether the first step of the goodwill impairment evaluation indicated potential impairment and, if so, the results of your second step analysis.

•	We note your disclosure on page 9 that general economic conditions including credit and residential construction markets, affect demand for your products. In light of the adverse market conditions, including specifically the adverse marketing conditions in the credit and residential construction markets, and considering the decline in your overall market value, please tell us how you have considered the guidance in paragraphs 26-29 of SFAS 142 as of September 27, 2008.
Response:
In accordance with paragraphs 26 and 27 of SFAS No. 142, Accounting for Goodwill and Other Intangible Assets, we test goodwill annually, using the first day of the fourth quarter as our annual testing date. We use the same testing date for each of our 6 reporting units. Additionally, in accordance with paragraph 28 of SFAS No. 142, we consider the need to test goodwill for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. In light of the significant adverse economic and market conditions existing in the third quarter of 2008, in conjunction with the preparation of our Form 10-Q as of September 27, 2008, we considered whether any of the seven specific factors listed in paragraph 28 existed which might indicate it was more-likely-than-not that the fair value of a reporting unit was below its carrying value. Specifically, we considered the following:
•	our forecasted operating performance for the remainder of 2008 as well as preliminary planning assumptions for 2009;
•	the results of our impairment testing in 2007, which indicated that the fair value of each of our reporting units exceeded their carrying values by a significant margin; and
•	our overall market value increased between September 30, 2007 and September 27, 2008. Our overall market value declined from September 27, 2008 through October 21, 2008, the date of the filing of our September 27, 2008 Form 10-Q, however, our overall market value and enterprise value at October 21, 2008 continued to exceed our total company carrying value.
Accordingly, while the current economic and market conditions may have a significant impact on the demand for our products for the remainder of 2008 and in future periods, we concluded that it was not more-likely-than-not that the fair value of a reporting unit was below its carrying value and, therefore, an interim impairment test was not considered necessary.
We will revise our December 31, 2008 Form 10-K to disclose additional details regarding our accounting for goodwill. Specifically, we will discuss how we evaluate goodwill for impairment as required by paragraphs 19-22 of SFAS 142, and disclose additional details regarding the results of our goodwill impairment analysis. Note 1 of the notes to the consolidated financial statements will be revised to include the following, assuming the text remains appropriate as of the filing date:
Goodwill is tested at least annually for impairment, and is tested for impairment more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is performed using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. If the estimated fair value is less than the carrying amount of the reporting unit, an indication that goodwill impairment exists and a second step must be completed in order to determine the amount of the goodwill impairment, if any, that should be recorded. In the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The fair value of each reporting unit is determined using a discounted cash flow analysis.
We completed our annual goodwill impairment evaluation during the fourth quarter with each reporting unit’s fair value exceeding its carrying value. Accordingly, step two of the impairment analysis was not required.

Note 2 – Acquisitions, page 54
5.	We note that during 2007 you acquired Porous Media Corporation and Jung Pumpen GmbH for $224.9 million and $229.5 million, respectively. In connection with these acquisitions, please address the following:
•	Tell us how you considered the disclosure requirements of paragraph 51 of SFAS 141 in connection with each of these acquisitions.

•	It appears from your on page 57 that in connection with these acquisitions, you acquired $83.2 million of brand names with indefinite lives. Utilizing the guidance in paragraph 11 of SFAS 142, explain to us why you believe the brand names acquired in each of the business combinations have an indefinite useful life.
Response:
The disclosure requirements described in paragraph 51 of SFAS 141 and reference to the related disclosures in our Form 10-K are as follows:

a.	The name and a brief description of the acquired entity and the percentage of voting equity interests acquired	Included in Note 2 as follows:

On April 30, 2007, we acquired as part of our Water Group all of the capital interests in Porous Media Corporation and Porous Media, Ltd. (together, “Porous Media”), two privately held filtration and separation technologies businesses for $224.9 million, including a cash payment of $225.0 million and transaction costs of $0.4 million, less cash acquired of $0.5 million

On February 2, 2007, we acquired as part of our Water Group all the outstanding shares of capital stock of Jung Pumpen GmbH (“Jung Pump”) for $229.5 million, including a cash payment of $239.6 million and transaction costs of $1.3 million, less cash acquired of $11.4 million.

b.	The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill	Included in Note 2 as follows:

Porous Media brings strong technical ability to our Water Group, including engineering, material science, media development and application capabilities. Porous Media’s product portfolio includes high-performance filter media, membranes and related filtration products and purification systems for liquids, gases and solids for the general industrial, petrochemical, refining and healthcare market segments, among others.

Jung Pump brings us its strong application engineering expertise and a complementary product offering, including a new line of water re-use products, submersible wastewater and drainage pumps, wastewater disposal units and tanks. Jung Pump also brings to Pentair its well-established European presence, a state-of-the-art training facility in Germany and sales offices in Germany, Austria, France, Hungary, Poland and Slovakia

c.	The period for which the results of operations of the acquired entity are included in the income statement of the combined entity	Included in Note 2 as follows:

Porous Media’s results of operations have been included in our consolidated financial statements since the date of acquisition.

Jung Pump’s results of operations have been included in our consolidated financial statements since the date of acquisition.

d.	The cost of the acquired entity and, if applicable, the number of shares of equity interests (such as common shares, preferred shares, or partnership interests) issued or issuable, the value assigned to those interests, and the basis for determining that value	Included in Note 2. See response to item (a) above.

e.	A condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date	The following balance sheet information was included in Note 2:

Goodwill recorded as part of the Porous Media purchase price allocation was $128.1 million, all of which is tax deductible. Identifiable intangible assets acquired as part of the acquisition were $73.8 million, including definite-lived intangibles, such as proprietary technology and customer relationships of $60.6 million with a weighted average amortization period of approximately 11 years.

Goodwill recorded as part of the Jung Pump purchase price allocation was $123.4 million, of which approximately $53 million is tax deductible. Identifiable intangible assets acquired as part of the acquisition were $135.7 million, including definite-lived intangibles, primarily customer relationships of $71.6 million with a weighted average amortization period of approximately 15 years.

Additional balance sheet information was not included in our disclosures as we concluded that this information was not material.

f.	Contingent payments, options, or commitments specified in the acquisition agreement and the accounting treatment that will be followed should any such contingency occur	Not applicable.

g.	The amount of purchased research and development assets acquired and written off in the period (refer to paragraph 42) and the line item in the income statement in which the amounts written off are aggregated	Not applicable

h.	For any purchase price allocation that has not been finalized, that fact and the reasons therefore. In subsequent periods, the nature and amount of any material adjustments made to the initial allocation of the purchase price shall be disclosed.	Included in Note 2 as follows:

We continue to evaluate the purchase price allocation for the Porous Media acquisition, including intangible assets, contingent liabilities and property, plant and equipment. We expect to revise the purchase price allocation as better information becomes available.
Paragraph 11 of SFAS 142 states that the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The estimated useful life of an intangible asset to an entity shall be based on analysis of all pertinent factors, in particular:

a.	The expected use of the asset by the entity

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets)

c.	Any legal, regulatory, or contractual provisions that may limit the useful life

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)

e.	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).
In applying the guidance included in Paragraph 11 to the Jung Pump and Porous Media acquisitions, we considered the following:
Jung Pump:
a.	The expected use of the asset by the entity:

Jung Pump is a market leader in Germany in the niche segments of submersible wastewater and sewage pumps for the residential and commercial markets. The Jung Pump brand is well established in Germany and is synonymous with high quality. This reputation has been built up over the past 80 years on a successful track record of producing pumps that are well-engineered and reliable. The name carries significant brand awareness and recognition in the pump industry in Germany and throughout Europe for its high quality and reliability. Jung Pump pumps command a premium price of over their competitors and customers are willing to pay a premium for quality and reliability. Due to its high brand recognition and premium pricing, we intend to continue to capitalize on the brand leadership and product advantage by using the Jung Pump trade name indefinitely in the future.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets):

Jung Pump pumps command a premium price of over their competitors and customers are willing to pay a premium for quality and reliability. These customer relationships rely upon the strength and brand awareness of the trade name. Although our customer relationship intangible assets by definition are depleting assets and thus subject to amortization, this does not indicate a finite life for the Jung Pump tradename.

c.	Any legal, regulatory, or contractual provisions that may limit the useful life:

The trade name is fully owned by Pentair. As such, no legal, regulatory or contractual provisions will limit the useful life.

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions):

There are no legal, regulatory and contractual provisions that enable renewal or extension of the trade name’s legal or contractual life.

e.	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels):

The water utilities and wastewater market in Europe, especially Eastern Europe, is expected to grow due to environmental considerations, new regulations and improving infrastructure. Even though macroeconomic factors or a general slowdown in the market may cause volume declines, a decline in market share or brand perception is not expected. The Jung Pump brand is well established in Germany and is synonymous with high quality. This reputation has been built up over the past 80 years on a successful track record of producing pumps that are well-engineered and reliable, and thus will continue to command a premium price over the competition.

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

There are minimal costs associated with maintaining the trade name.
Porous Media:
a.	The expected use of the asset by the entity:

Porous Media’s patent-protected product portfolio includes high-performance filter media, membranes and related filtration products and purification systems for liquids, gases and solids for the general industrial, petrochemical, refining and healthcare market segments, among others. Porous Media has a focused marketing strategy, which enables it to target niche market segments and sell its products in diverse end markets. Porous Media sells under several individual trademarks and brand names. However, it is the overall Porous Media trade name that drives the customer sales and retention as opposed to individual names. Individual names may vary with the innovative technologies; however, the brand recognition associated with the overall Porous Media brand name is very high in the industry due to the quality of the products sold, as well as the innovative solutions they provide to the customers. Therefore, Pentair expects to use the Porous Media trade name indefinitely in the future.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets):

Two other assets acquired and identified in this acquisition relate to the trade name: technology and customer relationships. Customers recognize the name, and although, customer relationships, by definition, are depleting assets and thus subject to amortization, this does not indicate a finite life for the Porous Media tradename.

The underlying technology is a key driver for this acquisition. Technology in the filtration and separation industry has continually evolved historically, and management continues to focus on these efforts to remain competitive in the market. Although, technology was assigned a finite life, as the current technology and its features are expected to be phased out, management intends to continue the same trade name associated with the technology. The consistency of this trade name also affiliates with the recognition amongst its customers. Given these two assets’ implication from the existence and recognition of the Porous Media trade name, the use of this asset is expected to continue for an indefinite period.

c.	Any legal, regulatory, or contractual provisions that may limit the useful life:

The trade name is fully owned by Pentair. As such, no legal, regulatory or contractual provisions will limit the useful life.

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions):

There are no legal, regulatory and contractual provisions that enable renewal or extension of the trade name’s legal or contractual life.

e.	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels):

Porous Media’s patent-protected product portfolio included high-performance filter media, membranes and related filtration products and purification systems for liquids, gases and solids for the general industrial, petrochemical, refining and healthcare market segments, among others. Porous Media has a focused marketing strategy, which enables it to target niche market segments and sell its products in diverse end markets. The industries that Porous Media serves, in addition to being diversified, are expected to have stable long-term growth as a result of increased demand in the water supply and treatment segment, due to population growth, industrial growth, deteriorating systems, and new environmental regulations, as well as heightened demand for healthcare products driven by growing patient volume fueled by aging demographics. Even though macroeconomic factors or a general slowdown in the marker may cause volume decline, a decline in market share or brand perception for Porous Media is not expected.

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life):

There are minimal costs associated with maintaining the tradename.
Note 8 – Debt, page 59
6.	You state that you were in compliance with all debt covenants as of December 31, 2007. Please revise future filings to disclose the most restrictive debt covenants.
Response:
We will revise our December 31, 2008 Form 10-K to include the following in Note 8 of the notes to the consolidated financial statements:
Our debt agreements contain certain financial covenants, the most restrictive of which is a leverage ratio (total consolidated indebtedness, as defined, over consolidated EBITDA, as defined) that may not exceed 3.5 to 1.0. We were in compliance with all covenants as of December 31, XX.
Form 10-Q for the Quarter ended September 27, 2008
Note 2 – New Accounting Standards, page 6
7.	You state you measure your fair values for your interest rate swaps based on the use of models that consider various assumptions, including time value, yield curves, as well as other relevant economic measures. You further state that these inputs are Level 2 inputs. Please explain to us in greater detail why you believe these represent Level 2 inputs.
Response:

Our interest rate swaps are “plain vanilla” swaps that effectively convert $205 million of our outstanding LIBOR based variable rate debt to fixed rate debt. As described in Note 2 to our consolidated financial statements, these interest rate swaps are valued through the use of models that consider various assumptions including time value, yield curves, and other relevant economic measures.
Paragraph 28(c) of SFAS 157 defines Level 2 inputs as:
Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates)
Given the nature of our interest rate swaps, the valuation inputs are observable for the full term of the swap agreements and do not require significant management adjustments. Accordingly, we believe the inputs used to value our interest rate swaps represent Level 2 inputs.
8.	It does not appear that your disclosure here addresses all of your financial assets and liabilities outstanding at the end of the period. Please revise future filings to provide the disclosures required by paragraphs 32-35 of SFAS 157 for all of your asset and liabilities for which the provisions of SFAS 157 apply. Refer to paragraph 10(b) of FSP SFAS 157-2.
Response:
We will revise our December 31, 2008 Form 10-K to provide the disclosures required by paragraphs 32-35 of SFAS 157 for all of our assets and liabilities outstanding at the end of the period for which the provisions of SFAS 157 applies. Such revisions will include the addition of disclosures related to the valuation of our fixed rate long-term debt.
Note 6 – Acquisitions, page 9
9.	We note that you acquired an 80.1% interest in GE Water and Process Technologies in exchange for a 19.9% interest in your global water softener and residential water filtration businesses. Please tell us and revise future filings to disclose your valuation methodology and any significant assumptions you used in determining the $228.9 million fair valuation for this transaction.
Response:
The fair value of the 80.1% interest in the global water softener and residential water filtration business of GE Water and Process Technologies acquired was determined using both an income approach and a market approach. The income approach utilizes a discounted cash flow analysis based on certain key assumptions including a discount rate based on a computed weighted average cost of capital and expected long-term revenue and expense growth rates. The market approach indicates the fair value of a business based on a comparison of the business to guideline publicly traded companies and transactions in its industry. We will revise our December 31, 2008 Form 10-K to include the information described above.
Managements Discussion and Analysis of Financial Condition and Results of Operations, page 23
Outlook, page 25
10.	We note that you expect impact of restructuring charges to have a $.35 EPS effect on your fourth quarter earnings. Given the significance of these charges please revise future filing to discuss the nature of your restructuring plans and future costs. Additionally revise future filings to discuss the likely effects of your restructuring plans on your financial position and liquidity, as applicable. For reference, see SAB Topic 5P.
Response:
We will revise our December 31, 2008 Form 10-K to discuss the nature of our restructuring plans and future costs and to also disclose the likely effects of our restructuring plans on our financial position and liquidity, as applicable, based on the guidance in SAB Topic 5P.
In connection with our response to these comments, we acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our response, please do not hesitate to call me at (763) 656-5260.
Regards,
/s/ John L. Stauch
By: John L. Stauch
Executive Vice President and Chief Financial Officer

cc:	Mr. Eric Atallah
Staff Accountant

Mr. Martin James
Senior Assistant Chief Accountant